25 February 2003

03 MAR -6 AM 7:21

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

03007512

Dear Sirs

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Notification Pursuant to Clause 704(11) of the SGX-ST Listing Manual

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

SUPPL

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

3/13

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

MASNET No. 42 OF 24.02.2003
Announcement No. 42

WANT WANT HOLDINGS LTD

Notification Pursuant to Clause 704(11) of the SGX-ST Listing Manual

Pursuant to Clause 704(11) of the SGX-ST Listing Manual, we are pleased to furnish below the list of persons occupying managerial positions in Want Want Holdings Ltd (the "Company") or any of its principal subsidiaries who are relatives of a director or chief executive officer or substantial shareholder of the Company:-

Name	Age	Family Relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held in the Company or its principal subsidiaries	Details of changes in duties and position held, if any, during the year
Cheng Wen Chyi	37	Daughter of Mr Cheng Chiun Tar and niece of Mr Tsai Eng Meng	MIS Director (since 1998)	Resigned as Internal Audit Director in 2002

Notes:
Mr Cheng Chiun Tar is the non-executive Director of the Company.
Mr Tsai Eng Meng is the Chairman and substantial shareholder of the Company.

Submitted by Adams Lin Feng I , Group Vice President and Director on 24/02/2003 to the SGX